REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of the

Fairchild Technologies Division:

We have audited the accompanying balance sheets of Fairchild Technologies (the ''Division''), an indirect wholly owned division of The Fairchild Corporation, as of June 30, 1998 and 1999, and the related statements of loss, parent's deficit in division, and cash flows for each of the three years then ended June 30, 1999. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on ou

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well a

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Fairchild Technologies division as of June 30, 1998 and 1999, and the results of its operations and its cash flows for each of the three years then ended June 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Division will continue as a going concern. As discussed in Note 4 to the financial statements, the Division has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 4.

/S/ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Vienna, Virginia

November 18, 1999

FAIRCHILD TECHNOLOGIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30,	June 30,	December 31,
	1998	1999	2000
(unaudited)
Assets
Net non-current assets of discontinued operations	$ 7,768	$ -	$ -
Liabilities
Net current liabilities of discontinued operations	$ 6,118	$ 9,260	$ 10,999
Parent's investment (deficit)
Parent's investment (deficit) in division	$ 1,650	$ (9,260)	$ (10,999)

The accompanying notes to the financial statements are an integral part of these statements.

FAIRCHILD TECHNOLOGIES

CONSOLIDATED STATEMENTS OF LOSS

For the three months ended December 31, 1998 and 1999 and

years ended June 30, 1997, 1998 and 1999

(In thousands)

	June 30,	June 30,	June 30,	December 31,	December 31,
	1997	1998	1999	1998	1999
				(unaudited)	(unaudited)
Losses from discontinued operations	$ (2,925)	$ (11,048)	$ -	$ -	$ -
Losses on disposal of discontinued operations	$ -	$ (50,492)	$ (42,028)	$ (9,180)	$ -
Net loss	$ (2,925)	$ (61,540)	$ (42,028)	$ (9,180)	$ -

The accompanying notes to the financial statements are an integral part of these statements.

FAIRCHILD TECHNOLOGIES

PARENT'S INVESTMENT (DEFICIT) IN DIVISION

(In thousands)

Parent's investment as of July 1, 1996	$ 9,417
Net Capital Contribution by Parent	23,694
Net Loss	(2,925)
Parent's investment as of June 30, 1997	30,186
Net Capital Contribution by Parent	33,004
Net Loss	(61,540)
Parent's investment as of June 30, 1998	1,650
Net Capital Contribution by Parent	31,118
Net Loss	(42,028)
Parent's deficit as of June 30, 1999	$ (9,260)

The accompanying notes to the financial statements are an integral part of these statements.

FAIRCHILD TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended September 30, 1998 and 1999 and

years ended June 30, 1997, 1998 and 1999

(in thousands)

	June 30,	June 30,	June 30,	December 31,	December 31,
	1997	1998	1999	1998	1999
				(unaudited)	(unaudited)
Cash Flows From Operating Activities
Net earnings (loss)	$ (2,925)	$ (61,540)	$ (42,028)	$ (9,180)	$ -
Non-cash charges and working capital changes
of discontinued operations	(17,201)	11,789	15,259	(8,559)	(12,049)
Net cash used for operating activities	(20,126)	(49,751)	(26,769)	(17,739)	(12,049)
Cash Flows From Investing Activities
Investing activities of discontinued operations	(7,102)	(2,750)	(312)	(223)	7,100
Net cash used for investing activities	(7,102)	(2,750)	(312)	(223)	7,100
Cash Flows From Financing Activities
Investment by Parent	28,503	49,963	27,081	17,841	4,949
Financing activities of discontinued operations	(1,275)	2,538		121	-
Net cash provided by financing activities	27,228	52,501	27,081	17,962	4,949
Net change in cash and cash equivalents	-	-	-	-	-
Cash and cash equivalents, beginning
of the year	-	-	-	-	-
Cash and cash equivalents, end of the period	$ -	$ -	$ -	$ -	$ -

The accompanying notes to the financial statements are an integral part of these statements.

FAIRCHILD TECHNOLOGIES

NOTES TO THE FINANCIAL STATEMENTS

  Organization and Nature of Operations

Fairchild Technologies optical disc equipment division, a wholly owned division of The Fairchild Corporation, manufactured equipment for the production of semiconductor chips and equipment for the production of optical discs. As Fairchild Technologies was not always part of a specific legal group, carve out financial statements of the semiconductor equipment and optical disc business are presented.

In 1998, management adopted a formal plan to dispose of Fairchild Technologies and has since sold the majority of the business, including certain intellectual property. As of fiscal June 30, 1999, a subsidiary of The Fairchild Corporation had received approximately $16.6 million in sales proceeds. In July 1999, a subsidiary of The Fairchild Corporation received an additional $7.1 million of sales proceeds. We have been exploring several alternative transactions regarding the Fairchil

Due to the dispositions described above and management's formal plans to dispose of Fairchild Technologies, we have recorded Fairchild Technologies as a discontinued operation in the accompanying financial statements. All proceeds from the remaining sale will be used to repay a note owed to a subsidiary of The Fairchild Corporation.

2. The Spin-Off and Share Exchange

The Fairchild Corporation plans to spin-off to its shareholders 95% of the then outstanding shares of its wholly owned subsidiary Fairchild (Bermuda), Ltd. A subsidiary of the spun-off subsidiary will own the net assets of the Fairchild Technologies optical disc equipment business and represents the successor to this business.

Immediately subsequent to the spin-off, the subsidiary of Fairchild (Bermuda), Ltd. plans to sell the remaining Fairchild Technologies business and use the consideration received to repay the promissory note owed to a subsidiary of The Fairchild Corporation.

After the sale of Fairchild Technologies, Fairchild (Bermuda), Ltd. plans to exchange its shares for all shares of Trade Media. Trade Media's principal business is that of a business-to-business market maker that collects and publishes data on export suppliers and their products in order to serve global retailers, manufacturers and distributors that import. After the exchange, shareholders of Fairchild (Bermuda), Ltd. are expected to retain less than 5% of the combined companies .

3. Accounting for the Share Exchange

The Company plans to record the share exchange as a recapitalization. This will reflect the private operating company, Trade Media, combining into a non-operating public shell corporation with nominal net assets (Fairchild (Bermuda), Ltd.). As of and subsequent to the share exchange, the financial statements of Trade Media will be presented as the continuing accounting entity, similar to a reverse acquisition. The shareholders' equity of Trade Media will be restated to reflect the ef

4. Inability to Continue as a Going Concern and Associated Risk Factor

As indicated above, Fairchild Technologies is in the final phases of selling its business and has recorded the remaining net assets at net realizable value in discontinued operations. Due to significant operating losses and liquidity shortfalls, Fairchild Technologies does not have the ability to support these operations, creating substantial doubt about its ability to continue as a going concern. Further, if the spin-off occurs, but the sale of optical disc business does not, the sh

5. Summary of Significant Accounting Policies

Fiscal Year

Our fiscal year ends June 30. All references herein to ''1997,'' ''1998,'' and ''1999'' mean the fiscal years ended June 30, 1997, 1998, and 1999, respectively.

Basis of Accounting

The financial statements were prepared on the accrual basis of accounting. All significant intercompany accounts and transactions have been eliminated as part of the combined financial statements of the Fairchild Technologies division.

Interim Financial Results (Unaudited)

The consolidated balance sheet as of December 31, 1999 and the consolidated statements of loss and cash flows for the six months ended December 31, 1999 and 1998 have been prepared by the company, without audit. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 1999, and for all periods presented, have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for the quarterly periods presented. The interim consolidated financial statements should be read in conjunction with the year-end financial statements and notes thereto included herein. The results of operations for the period ended December 31, 1999 are not necessarily indicative of the operating r

Income Taxes

The company accounts for income taxes in accordance with SFAS No. 109, ''Accounting for Income Taxes.'' As of year-end, Fairchild Technologies was part of the consolidated tax return of The Fairchild Corporation. Income taxes have been recorded assuming Fairchild Technologies prepared a separate tax return. Due to the historical and continuing losses from operations, no tax benefit has been recorded.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, concerning the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. Commitments and Contingencies:

The company is involved in various claims and lawsuits incidental to its business. The company is, either on its own or through its insurance carriers, contesting these matters. In the opinion of management, the accrual of $400,000 for the ultimate resolution of the legal proceedings is adequate and these claims will not have a material adverse effect on its business.

7. Subsequent Events (Unaudited)

On April 13, 2000, The Fairchild Corporation completed a spin-off to its stockholders of the shares of Fairchild (Bermuda) Ltd. On April 14, 2000, Fairchild (Bermuda) sold to Convac Technologies Ltd. the Optical Disc Equipment Group business formerly owned by Fairchild Technologies. Subsequently, on April 14, 2000, Fairchild (Bermuda), renamed Global Sources Ltd., completed an exchange of approximately 95% of its shares for 100% of the shares of Trade Media Holdi